ALD SERVICES, INC.

30 Sembrado

Rancho Santa Margarita, CA 92688

Information Statement

Pursuant To Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement is being mailed on or before April 13, 2002, to holders of record on March 25, 2002, of shares of Common Stock ("Common Stock") of ALD Services, Inc., a Nevada corporation (hereinafter "ALD" or the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company's business plan is to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

The Company has an agreement in principle to acquire MicroIslet, Inc., a Delaware corporation (hereinafter "MicroIslet") in a tax-free reorganization transaction. The closing of this transaction will result in a change in control of the Company. As a result, at the time of closing the current officers and directors of the Company will resign, and the out-going directors will appoint persons designated by MicroIslet as successor members of the Board of Directors.

As of the date of this Information Statement, the Company has a total of 3,408,395 shares of common stock issued and outstanding. Under the terms of the proposed transaction, MicroIslet will become a wholly-owned subsidiary of the Company, and the stockholders of MicroIslet will receive consideration consisting solely of shares of common stock of the Company.

The proposed transaction is to be completed on the basis of one share of common stock of the Company for each share of MicroIslet common stock acquired. As of the date of closing of the transaction, MicroIslet is expected to have a total of approximately 19,555,326 shares of its common stock issued and outstanding. Therefore, in order to complete the transaction, the Company will be required to issue a total of approximately 19,555,326 shares of its common stock to acquire MicroIslet. This transaction will result in a change in control of the Company.

It is the intention of the parties to complete the closing of the transaction on April 24, 2002. However, the obligation of the parties to consummate the proposed transaction remains subject to the execution of definitive documents and the satisfaction of certain conditions precedent to be specified in the definitive documents. One such condition precedent to closing is expected to be compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

There is no assurance that the proposed transaction will be completed because there is no assurance that the parties will satisfy all of the conditions for closing.

MANAGEMENT

The following person is the Sole Director and Executive Officer of the Company:

Name	Age	Position Held and Tenure
Thomas K. Russell	49	President and Chairman

Thomas K. Russell, President and Chairman

Since February, 1998, Mr. Russell has served as Director and President of PCMA, Inc., a consulting firm specializing in mergers, acquisitions and financings for companies desiring to trade and access capital in the public markets. From December 1989 through February 1998, Mr. Russell served as founder, director, general counsel and chief financial officer of MTR Gaming Group, Inc., a successful operator of gaming facilities (Nasdaq: MNTG). From 1979 through 1989, Mr. Russell practiced law in Southern California, specializing in general business and corporate law, and the representation of alternative health care providers. During this period, Mr. Russell also represented American Indian tribes, for which he also served as a legislative lobbyist in Washington, D.C. From 1971 through 1989, Mr. Russell served as an officer, director or general counsel for several public and private companies doing business in the hospitality, petroleum, mining, motion picture, television broadcasting and wholesale travel industries. Mr. Russell received a Bachelor of Arts from California State University at Fullerton in Business Administration in 1975, and received his Juris Doctor from Pepperdine University School of Law in 1978. He is licensed by the California State Bar.

The Director named above will serve until the first annual meeting of the Company's stockholders or until his successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists. There is no arrangement or understanding between the sole director and officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. In connection with the acquisition of MicroIslet, the Company expects to agree that Mr. Russell will resign as officer and director of the Company, and in the process appoint successor Directors designated by MicroIslet.

The sole director and officer devotes his time to the Company's affairs on an "as needed" basis which, depending on the circumstances, ranges from two to forty hours per month.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2001.

Compliance With Section 16(a) of the Exchange Act.

The Company has been advised by its officers, directors and principal shareholders, that as of the date of this Information Statement, they are not current in filing all required reports pursuant to Section 16(a) of the Exchange Act, but that each of them plans to become current by filing all required past due reports prior to the date of closing of the proposed transaction. Thomas K. Russell and the Don and Bonnie Saunders Family Trust each have not filed one Form 3 and one Form 5 disclosing one transaction for Mr. Russell and one transaction for the Don and Bonnie Saunders Family Trust.

DESIGNEES AS COMPANY DIRECTORS

AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the share exchange transaction described herein:

Name	Age	Positions Held and Tenure
John F. Steel IV	43	Chairman, Chief Executive Officer and Director
Haro Hartounian, Ph.D.	42	President, Chief Operating Officer and Director
Robert W. Anderson, M.D.	74	Director
James R. Gavin III, M.D., Ph.D.	58	Director

Biographical information regarding the persons who will become officers and directors of the Company follows.

John F. Steel IV, Chairman and Chief Executive Officer

Mr. Steel serves currently as the Chairman and Chief Executive Officer of the Company. He is a founder and Director of AKESIS Pharmaceuticals, which has developed a patented treatment for insulin resistance for Type II diabetes. Clinical trials were completed in 1999. Mr. Steel was a founder of Defined Benefit Inc. in 1983. The company provided financial services to health care professionals. Mr. Steel sold his share of the company in 1988. From 1989 to 1994, Mr. Steel consulted to several public and private companies on business issues related to distribution of goods, services, and finances. This effort was conducted through Steel Management. Mr. Steel received his MBA degree with an emphasis in finance from the University of Southern California and a Bachelor of Arts degree in Economics from Dartmouth College.

Haro Hartounian, Ph.D., President and Chief Operating Officer

Dr. Hartounian is the Company's President and Chief Operating Officer and also a member of its Board of Directors. Before joining the Company, he was the Head of the Process Development at Kelco BioPolymers, a unit of Pharmacia, one of the worlds largest producers of Biopolymers. While at Pharmacia, his group developed the Ultra-Pure Alginate used in xenotransplantation applications and he was involved in development of other Biopolymers and Nutraceuticals used in pharmaceutical applications and nutritional supplements. Prior to that, he served as the Associate Director of Process Development at SkyePharma (Formerly Depotech) where he was responsible for all aspects of process development, scale up and technology transfer and was the key contributor in commercialization of Depotech's first product. Before joining SkyePharma, he held a senior research engineer position at Dupont Central Research and Development. He has held numerous leadership positions in professional pharmaceutical societies in the United States. Dr. Hartounian served as an Executive Vice President of the International Society for Pharmaceutical Engineering, San Diego Chapter. Dr. Hartounian was an Adjunct professor in the Department of Chemical Engineering at the Drexel University and is a Lecturer in the Bioengineering Department at University of California, San Diego. Dr. Hartounian received his Ph.D. in Chemical Engineering from the University of Delaware.

Robert W. Anderson, M.D., Director

Dr. Anderson is a director of the Company and serves as the David C. Sabiston Professor and Chairman of the Department of Surgery at Duke University Medical Center in Durham, North Carolina. He is a native of Chicago, Illinois and received his B.S. degree in Engineering from Duke University and was awarded the M.D. degree from Northwestern University in 1964. His training in General and Cardiothoracic surgery all took place at Duke University Medical Center and he was appointed to the faculty as an Assistant Professor of Surgery in 1972. He served on the faculty at Duke for five years and then was appointed Chief of the Division of Cardiothoracic Surgery at the University of Minnesota in 1977. While at Duke, Dr. Anderson was awarded an NIH Research Career Development Award and held RO1 Funding from the NIH for 19 consecutive years. In 1977 Dr. Anderson accepted the position or Chairman of the Department of Surgery at Evanston-Northwestern Hospital and subsequently was also appointed as Chief of Cardiothoracic Surgery for Northwestern University Medical Center. He received an MBA degree from the Kellogg School of Management at Northwestern in 1994 and was appointed as the Chairman of the Department of Surgery at Duke in the same year.

James R. Gavin III, M.D., Ph.D., Director

James R. Gavin, III is a director of the Company and is currently Senior Scientific Officer of the Howard Hughes Medical Institute in Chevy Chase, MD and Director of the HHMI-NIH Research Scholars Program. Prior to joining the senior scientific staff at the Hughes Institute in October 1991, he served as William K. Warren Professor for Diabetes Studies; Professor of Medicine; Chief, Diabetes Section; and Chief, Section of Endocrinology, Metabolism and Hypertension at the University of Oklahoma Health Sciences Center. He completed his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and his M.D. at Duke University Medical School. Dr. Gavin is Past-President of the American Diabetes Association, a member of the Endocrine Society, the Board of Directors of the Hormone Foundation, the American Society for Clinical Investigation, the American Association of Physicians, the American Association of Academic Minority Physicians, and the Institute of Medicine of the National Academy of Sciences.

He presently serves as Senior Program Consultant and Director of the Minority Medical Faculty Development Program of the Robert Wood Johnson Foundation (RWJF) and is also a member of the Board of Trustees of the RWJF. His research interests have been in insulin resistance and diabetes mellitus. He has authored in excess of 180 original papers, book chapters and scientific abstracts.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The Company currently has 3,408,395 shares of common stock issued and outstanding. The following table sets forth the number of shares of common stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding common stock of the Company and by current officers and directors as a group.

Name and address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage Beneficially Owned
Don and Bonnie Saunders Family Trust 900 E. Desert Inn Road, Apt. 521 Las Vegas, NV 89109.	2,549,145 (2)	74.79%
Thomas K. Russell (3) 30 Sembrado Rancho Santa Margarita, CA 92688	275,132	8.07%
Mark C. Russell (4) 30 Sembrado Rancho Santa Margarita, CA 92688	137,566	4.04%
All directors and executive officers as a group (1person)	275,132	8.07%

(1) The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock.

(2) Includes 225,000 shares owned by the children of Don and Bonnie Saunders as to which the Don and Bonnie Saunders Family Trust may be deemed to be the beneficial owner.

(3 Mr. Russell is the sole officer and director of the Company.

(4) Mark C. Russell, is the brother and business associate of Thomas K. Russell.

The foregoing table does not include Class A and Class B Warrants held by certain of the named shareholders. On February 15, 2002, the Company's Board of Directors authorized the issuance of up to 1,000,000 Class A Common Stock Purchase Warrants and up to 500,000 Class B Common Stock Purchase Warrants. Each outstanding Class A Warrant entitles the holder thereof to purchase one share of Company common stock at a price of $6.00 per share and each outstanding Class B Warrant entitles the holder thereof the purchase one share of Company common stock at a price of $12.00 per share. The Class A and the Class B Warrants will generally be exercisable by the holders thereof at any time at any time between August 1, 2002 and July 31, 2007.

On or about April 2, 2002, the Board of Directors approved the issuance of both the Class A and the Class B Warrants in consideration of consulting services to the following persons in the specified amounts:

Name	Class A - $6.00 Warrants	Class B - $12.00 Warrants
Donald G. Saunders	850,000	425,000
Thomas K. Russell	100,000	50,000
Mark C. Russell	50,000	25,000
Total	1,000,000	500,000

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the date of completion of closing of the proposed share exchange transaction, the number of shares of common stock of the Company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock of the Company and all expected future officers and directors as a group.

Name and Address of Beneficial Owner	MicroIslet Shares Owned Before Transaction	Percentage of MicroIslet Shares Before Transaction	Company Shares Owned After Transaction	Percentage of Company Shares After Completion of Transaction

John F. Steel IV (1) 2783 Costebelle La Jolla, CA 92037	9,376,500	47.94%	9,376,500	40.83%
Richard Schoninger 262 Central Park West Apt. 10A New York, NY 10024	3,125,500	15.98%	3,125,500	13.61%
Diasensor.com 2276 Swallow Hill Road #2500 Pittsburgh, PA 15220	3,465,451	17.72%	3,465,451	15.09%
Don and Bonnie Saunders Family Trust 900 E. Desert Inn Road Apartment 521 Las Vegas, NV 89109	n/a	n/a	2,724,147 (2)	11.86%
Haro Hartounian, Ph.D.(1) 4264 Corte Favor San Diego, CA 92130	729,283 (23	3.73%	729,283	3.18%
Robert W. Anderson, M.D. (1) 55215 Broughton Chapel Hill, NC 27514	57,301 (3)	0.29%	57,301 (3)	0.25%
James R. Gavin III, M.D., Ph.D. (1) Howard Hughes Medical Center 4000 Jones Bridge Road Chevy Chase, MD 20815	62,510 (3)	0.32%	62,510 (3)	0.27%
(1) All Officers & Directors as a Group (8 in Number)	10,248,293 (4)	52.41%	10,248,293 (4)	44.63%

(1) The person listed is currently an officer or director of the Company and is expected to become an officer or director of ALD following completion of this offering and the proposed share exchange transaction.

(2) Includes 225,000 shares owned by the children of Don and Bonnie Saunders as to which the Don and Bonnie Saunders Family Trust may be deemed to be the beneficial owner.

(3) Consists of shares subject to outstanding options exercisable within 60 days after March 25, 2002.

(4) Includes 870,293 shares subject to outstanding options exercisable within 60 days of March 25, 2002.

For purposes of the foregoing table, it is assumed that the Company will have a total of 22,963,721 shares of common stock issued and outstanding following completion of the proposed transaction. This includes a total of 3,408,395 presently issued and outstanding shares and assumes that the Company will be required to issue a total of approximately 19,555,326 shares of its common stock to complete the proposed share exchange transaction.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company shall indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

As permitted by Nevada law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

MicroIslet is engaged in a private placement offering of its common stock through American Securities & Investment Company ("ASI"), a licensed securities broker dealer, with its principal place of business at 7612 E. Calle Los Arboles, Tucson, Arizona 85750 and through other securities broker-dealers selected by ASI. Two individuals who are affiliates of the Company are also affiliates of ASI. Both Thomas K. Russell, the Company's President and Chairman, and Donald G. Saunders, who is the beneficial owner of approximately 68.61% of the Company's issued and outstanding common stock, are also principal shareholders of ASI. Mark C. Russell, the brother of Thomas K. Russell, is also a principal shareholder of ASI. None of the three named individuals is currently licensed as a registered representative, and accordingly, none of them is entitled to receive direct compensation for any efforts they may have provided related to the offering and sale of shares by MicroIslet.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

April 12, 2002